Mail Stop 3561
      March 20, 2006

John Olinski
IndyMac MBS, Inc.
155 North Lake Avenue
Pasadena, California 91101

Re:	IndyMac MBS, Inc.
	Registration Statement on Form S-3
	Filed February 24 2006
      File No. 333-132042

Dear Mr. Olinski,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
5. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.
6. We note that your base prospectus indicates that the trusts may include private mortgage-backed securities, collateralized mortgage obligations and mortgage-backed securities insured or guaranteed by
Fannie Mae, Freddie Mac or Ginnie Mae. However, your prospectus supplement does not contemplate a pool that includes such securities.
Please add a bracketed place holder in the prospectus supplement(s) for this information.
7. We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Prospectus Supplement 1
General
8. Please provide a more detailed table of contents.





Summary
9. Please summarize the events that can trigger liquidation or amortization of the asset pool or other performance triggers.
Refer
to Item 1103(a)(3)(vii) of Regulation AB.

Foreclosure, Delinquency and Loss Experience, page S-32
10. Please confirm your understanding that you are required to provide delinquency and loss information for all assets underlying securities included in the pool, including assets underlying mortgaged-backed securities issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac; and any privately issued mortgaged-backed securities.

The Cap Counterpart, page S-39
11. We note your disclosure in the second full paragraph on page
S-
32. Please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1115(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

The Certificate Guaranty Insurance Policy, page S-40
12. Please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

Prospectus Supplement 2
Summary
13. Please add bracketed language and identify the interest rate cap provider in the summary. Refer to Item 1103(a)(3)(ix) of Regulation
AB.

Base Prospectus
Cover Page
14. Please revise your statement to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity.

Private Mortgage-backed Securities, page 31
15. We note your disclosure on page 31, that mortgage loans underlying a Private Mortgage-Backed Security will be serviced by a private servicer directly or by one or more subservicers who may be subject to the supervision of the private servicer. If any affiliate will act as subservicer in this transaction, include bracketed language to indicate that you will provide the information required by Item 1108(b) and (c) of Regulation AB for the affiliate as well as for any other affiliates that will participate in the servicing for the pool assets. Also, if applicable, provide the same bracketed language for unaffiliated servicers that will service 20% or more of the pool assets and that unaffiliated servicers servicing 10% or more of the pool assets will be identified. Refer to Item 1108(a) of Regulation AB.

Mandatory Auctions, page 44
16. Please confirm that neither the depositor nor any of its affiliates will have any control over any mandatory auction.

Derivative Transactions, page 50
17. It appears that you contemplate linking payments on the securities to changes in the price of securities. Please note that payments on securities based on the value of equity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release
No. 33-8518. Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset-backed security under Regulation AB.

Pre-Funding Account, page 68
18. Please revise your disclosure to state that they pre-funded amount will not exceed 50% of the proceeds of the offering rather than of the aggregate principal amount. Refer to Section
III.A.2.f.ii of the Regulation AB Adopting Release (Release No.
33-
8518). Please make the same correction in the prospectus supplements.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





	If you have any questions regarding these comments, you may contact Messeret Nega at (202) 551-3316. If you need further assistance, you may contact me at (202) 551-3750.


								Sincerely,


								Max A. Webb
								Assistant Director

cc:	Via Facsimile (212) 839-5599
	Edward J. Fine
	Sidley Austin LLP
John Olinski
IndyMac MBS, Inc.
March 20, 2006